UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Townsquare Media, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

892231-10-1

(CUSIP Number)

Mark H. FitzPatrick

Executive Vice President and Chief Financial Officer

Madison Square Garden Entertainment Corp.

Two Pennsylvania Plaza

New York, NY 10121

(212) 465-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS Madison Square Garden Entertainment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,208,139 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,208,139 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,208,139 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Represents 583,139 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Townsquare Media, Inc., a Delaware corporation (the “Issuer”) and 2,625,000 shares of Class A Common Stock of the Issuer issuable upon conversion of the same number of shares of Class C Common Stock, par value $0.01 per share (“Class C Common Stock”). Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of the Issuer’s Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation. Holders of the Issuer’s Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of the Issuer’s Class A Common Stock entitles its holder to one vote and each share of Issuer’s Class B Common Stock entitles its holder to ten votes.

(2)

Assumes all of the shares of Class C Common Stock are converted into shares of Class A Common Stock. This calculation is based on 14,674,552 shares of Class A Common Stock of the Issuer outstanding as of May 5, 2021, as described in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2021.

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS MSG Entertainment Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,208,139 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,208,139 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,208,139 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Represents 583,139 shares of Class A Common Stock of the Issuer and 2,625,000 shares of Class A Common Stock of the Issuer issuable upon conversion of the same number of shares of Class C Common Stock. Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of the Issuer’s Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation. Holders of the Issuer’s Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of the Issuer’s Class A Common Stock entitles its holder to one vote and each share of Issuer’s Class B Common Stock entitles its holder to ten votes.

(2)

Assumes all of the shares of Class C Common Stock are converted into shares of Class A Common Stock. This calculation is based on 14,674,552 shares of Class A Common Stock of the Issuer outstanding as of May 5, 2021, as described in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on May 10, 2021.

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS MSG National Properties, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,208,139 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,208,139 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,208,139 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Represents 583,139 shares of Class A Common Stock of the Issuer and 2,625,000 shares of Class A Common Stock of the Issuer issuable upon conversion of the same number of shares of Class C Common Stock. Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of the Issuer’s Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation. Holders of the Issuer’s Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of the Issuer’s Class A Common Stock entitles its holder to one vote and each share of Issuer’s Class B Common Stock entitles its holder to ten votes.

(2)

Assumes all of the shares of Class C Common Stock are converted into shares of Class A Common Stock. This calculation is based on 14,674,552 shares of Class A Common Stock of the Issuer outstanding as of May 5, 2021, as described in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission May 10, 2021.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed jointly by (i) Madison Square Garden Entertainment Corp., a Delaware corporation (“MSGE”), (ii) MSG Entertainment Group, LLC, a Delaware limited liability company, and (iii) MSG National Properties, LLC, a Delaware limited liability company (“MSG National Properties”). Each of the entities described in clauses (i) through (iii) of the foregoing sentence may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The Schedule 13D (the “Schedule 13D”) filed by the original Reporting Persons on November 19, 2020 is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1.

Item 1.	Security and Issuer.

The title and class of equity security to which this Amendment No. 1 relates is the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Townsquare Media, Inc. (the “Issuer”). The principal executive office of the Issuer is located at One Manhattanville Road, Suite 202, Purchase, New York, 10577.

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 3 is hereby amended and restated to read in its entirety as follows:

On August 16, 2016, Madison Square Garden Investments, LLC, a Delaware limited liability company (“MSG Investments”), then a wholly-owned subsidiary of Madison Square Garden Sports Corp., formerly The Madison Square Garden Company (“MSG Sports”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with GE Capital Equity Holdings, LLC, GE Business Financial Services Inc. and AN Capital Corporation (collectively, the “GE Parties”), pursuant to which MSG Investments purchased an aggregate of 3,208,139 shares of Class C Common Stock, par value $0.01 per share (“Class C Common Stock”), of the Issuer from the GE Parties for $7.20 per share, or an aggregate of $23.1 million in cash using cash on hand of MSG Sports that was contributed to MSG Investments. Upon consummation of the transaction, all of the shares of Class C Common Stock purchased by MSG Investments automatically converted into an equal number of shares of Class A Common Stock pursuant to the Issuer’s certificate of incorporation.

The foregoing description of the Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the copy of the Stock Purchase Agreement filed as Exhibit 2 to the Schedule 13D and incorporated herein by reference.

On April 17, 2020, MSGE became a standalone publicly traded company following its spin-off from MSG Sports. In connection with the spin-off, MSGE Investments became an indirect wholly-owned subsidiary of MSGE. On November 9, 2020, MSG Investments assigned the 3,208,139 shares of Class A Common Stock of the Issuer owned by it to MSG National Properties, another indirect wholly-owned subsidiary of MSGE, for no consideration.

On May 13, 2021, MSG National Properties converted 2,625,000 shares of Class A Common Stock into Class C Common Stock, thereby reducing its voting power to 4.8%, to ensure compliance with Federal Communications Commission (“FCC”) rules.

Item 4.	Purpose of Transaction.

The disclosure in Item 4 is hereby amended and restated to read in its entirety as follows:

Item 3 of this Amendment No. 1 is incorporated herein by reference.

The Reporting Persons intend to discuss matters relating to the business and affairs of the Issuer with members of the Issuer’s management and board of directors, and potentially other stockholders. MSGE and the Issuer plan to continue to utilize their shared expertise in live events, media and music to explore partnership opportunities in content, sponsorship and marketing and expand their collective customer base and national reach.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the business relationships described above, the Issuer’s financial position and strategic direction, price levels of shares of the Issuer’s Class A Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, (i) purchasing additional shares of the Class A Common Stock or other financial instruments related to the Issuer, (ii) selling some or all of their shares of the Class A Common Stock, or (iii) pursuing other plans or proposals that relate to, or would result in, any of the matters referred to in subparagraphs (a)-(j), inclusive, of Item 4 of Schedule 13D.

Pursuant to Article V, Section 11 of the Issuer’s certificate of Incorporation, the Issuer may place certain restrictions on the transfer of, and take certain other actions with respect to, the Class A Common Stock held by the Reporting Persons to the extent necessary to avoid a violation of the Communications Act of 1934, as amended, or the rules, regulations and policies promulgated by the FCC and in effect from time to time. Such restrictions may impact the ability of the Reporting Persons to engage in the aforementioned activities. The Issuer’s certificate of incorporation is filed as Exhibit 3 to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.

The disclosure in Item 6 is hereby amended by adding the following to the end thereof:

On May 12, 2021, the Issuer and MSG National Properties entered into a letter agreement acknowledging that the conversion of the shares has no impact on MSG National Properties’ rights with respect to those shares prior to the transaction. A copy of the letter agreement is attached as Exhibit 2.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated May 13, 2021.*

2	Letter Agreement*

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2021

MADISON SQUARE GARDEN ENTERTAINMENT CORP.

By:	/s/ Mark H. FitzPatrick
	Name:	Mark H. FitzPatrick
	Title:	EVP and Chief Financial Officer

MSG ENTERTAINMENT GROUP, LLC

By:	/s/ Mark H. FitzPatrick
	Name:	Mark H. FitzPatrick
	Title:	EVP and Chief Financial Officer

MSG NATIONAL PROPERTIES, LLC

By:	/s/ Mark H. FitzPatrick
	Name:	Mark H. FitzPatrick
	Title:	EVP and Chief Financial Officer